SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.__)

                            mPhase Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   62472C 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                  Martin Smiley
                            mPhase Technologies Inc.
                             587 Connecticut Avenue
                                Norwalk, CT 06854
                                 (203) 838-2741
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 29, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 62472C 10 2                  13D                     Page 1 of 5 pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MARTIN SMILEY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         3,841,051 inclusive of options, warrants and convertible
                    note to purchase 1,398,048 shares of common stock.
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,841,051 inclusive of options, warrants and convertible
                    note to purchase 1,398,048 shares of common stock.
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP No. 62472C 10 2                  13D                     Page 3 of 5 pages
--------------------------------------------------------------------------------

     The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

     Item 1. Security and Issuer.
             -------------------

          This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, no par value of mPhase Technologies Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

     Item 2. Identity and Background.
             -----------------------

          Items 2(a), 2(b), 2(c) This Statement is filed by Martin Smiley. Mr. Smiley is the Executive Vice President, Senior Counsel and Chief Financial Officer. The principal place of business for mPhase Technologies Inc. is 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566.

          2(d), 2(e) During the past five years, Mr. Smiley has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f) Mr. Smiley is a United States citizen.

     Item 3. Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

          Personal funds of Mr. Smiley


     Item 4. Purpose of Transaction.
             ----------------------

          Mr Smiley acquired the Common Stock as a personal investment. Mr. Smiley does not have any current plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.
             ------------------------------------

          (a) and (b) Mr. Smiley beneficially owns an aggregate of 3,841,050 shares of Common Stock. Mr. Smiley has the sole power and the shared power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Smiley beneficially owns directly 1,398,048 shares and indirectly 1,398,048 shares of Common Stock, inclusive of warrants/options and a convertible note, representing in the aggregate 5.2% of the total outstanding shares of the Common Stock.

--------------------------------------------------------------------------------

CUSIP No. 62472C 10 2                  13D                     Page 4 of 5 pages
--------------------------------------------------------------------------------

          5(c) There were no transactions in shares of Common Stock of the Issuer by Mr. Smiley during the past sixty days.

          5(d) No person other than Mr. Smiley is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

          Item 5(e) Not applicable.

     Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  With
              ------------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

          None

     Item 7. Materials to be Filed as Exhibits.
             ---------------------------------

          None.

--------------------------------------------------------------------------------

CUSIP No. 62472C 10 2                  13D                     Page 5 of 5 pages
--------------------------------------------------------------------------------

                                   SIGNATURES
                                   ----------

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2003                    By: /S/ Martin Smiley
                                               ---------------------------
                                               Martin Smiley